U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB


              General form for registration of securities of small
               business issuers Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                                  Nutripure.com
                                  -------------
                 (Name of Small Business Issuer in its charter)


                                     Nevada
                                     ------
         (State or other jurisdiction of incorporation or organization)


                                   Applied For
                                   -----------
                      (I.R.S. Employer Identification No.)


                 1725 Gillespie Way, El Cajon, California 90220
                 ----------------------------------------------
                          Principal Executive Offices

                                  619 596 8600
                                  ------------
                            (Issuer's Telephone No.)


Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered  under Section 12(g) of the Act: Common Stock
                                                           (Title of Stock)

Total number of pages:  82

Index to Exhibits Appears on Page 23

Item 1

     (a) Business Development
     ------------------------

Nutripure.com (Nutripure or the Company) was organized as a Nevada corporation in December, 1999 as a wholly owned subsidiary of Innovative Medical Services
(IMS) for the purpose of conducting the below described e-commerce business. In January 2000 the Board of Directors of IMS declared a dividend of one share of Nutripure.com common stock for every ten shares of IMS held on the record date. The record date for the dividend is April __, 2000.

On December 21, 1999, Nutripure.com entered into an Agreement with Bergen Brunswig Corporation whereby Nutripure.com would develop and maintain the below described e-commerce website. On March 5, 2000 the website became active.

     (b) Narrative Description of Business
     -------------------------------------

Nutripure.com is an e-commerce website providing consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to products, the website offers comprehensive health and wellness information in an easy-to-access, intuitive reference format. The website will also present the Nutripure line of water filtration systems.

The market for online vitamins, minerals and supplements as well as for water treatment systems is growing rapidly as scientific research endorses the benefits of such products. The ever growing consumer group for these products include health conscious adults, fitness participants, athletes, parents, senior citizens and people suffering from illnesses and ailments who are looking for alternative or complementary treatments to traditional medicine.

Nutripure.com has formed a strategic alliance with Bergen Brunswig Corporation to provide a seamless online interface for efficient, direct-to-consumer distribution of products through Bergen Brunswig's strategically located, state-of-the-art distribution facility in Louisville, Kentucky. Orders placed on Nutripure.com are simultaneously transmitted to Bergen Brunswig's distribution facility where the order is picked, packed and shipped to the consumer as quickly as within 24 hours. The alliance combines the strengths of Nutripure.com's aggressive sales, marketing and customer support programs with Bergen Brunswig's leadership, buying power and order fulfillment and delivery system.

Nutripure.com was formally launched on March 5, 2000.

Nutripure.com competes with retailers, wholesalers, manufacturers, catalog sellers and online merchants. Within this competitive environment, Nutripure.com has positioned itself as a premier source for specialty health products and credible, scientifically-based health resource information. Online banner and keyword advertising will be strongly supported by national advertising campaigns, beginning with radio advertisements, that will drive consumers to the website while branding the "Nutripure" name. As revenues from Nutripure.com grow, so will the magnitude of the advertising campaigns, which may extend into popular magazine print placement and television advertising.

Bergen Brunswig will act as the sole wholesaler for products sold on Nutripure.com. A leading supplier of pharmaceuticals, medical-surgical supplies and specialty healthcare products, Bergen's customers include the nation's healthcare providers (hospitals, nursing homes and physicians), drug stores, manufacturers and patients. As such, Bergen Brunswig proves to be a reliable source for products.

Nutripure.com has entered into a three-year internet fulfillment services agreement with Bergen Brunswig Corporation. The contract provides for a monthly service fee in addition to a per item fulfillment fee to be paid to Bergen Brunswig by Nutripure.com. Nutripure.com will also pay a software and database license fee for the product images and ingredient database for all Bergen Brunswig products featured on the website. The contract also stipulates a rebate program in which Bergen Brunswig will pay Nutripure.com quarterly rebates based on purchase volume. Nutripure.com has also entered into licensing agreements with Healthnotes and Utah Health Infomatics for third-party health resource content and personal profiling tools, respectively.

Governmental regulation of some vitamins, minerals, supplements, homeopathic remedies and natural products may in the future limit our sales or add additional costs to distribution. At this time, however, Nutripure.com does not expect any impact from government approval or regulation because, through Bergen Brunswig, it is offering only products that comply with current regulatory requirements, including FDA labeling rules.

As per the company's agreement with Bergen Brunswig, the company will obtain and maintain a listed chemicals license from the DEA (Drug Enforcement Administration) and will report the sale and shipment of all products pursuant to the requirements of the DEA and comply with all comparable state requirements.

Nutripure.com has four employees which are its executive officers.


Item 2. Management Discussion & Analysis or Plan of Operation

This section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Our actual results may differ materially from those anticipated in these forward-looking statements.

Plan of Operations

The Company's Plan of Operation for the fourth quarter of the current fiscal year and for the next fiscal year is to hire its employees and commence a multi-media advertising campaign to drive visits to the website and produce revenue through sales.

At the present time, all of the personnel who developed and maintain the Company's website are employees of Innovative Medical Services. In addition the Company intends to hire full time webpage graphic designers, customer service representatives and marketing representatives. The Company anticipates that it will hire up to ten individuals during the current fiscal year and that its parent corporation, Innovative Medical Services will provide all other management, legal and accounting services.

The Company's advertising campaign is expected to be launched before the end of the current fiscal year and reach its highest projected levels during the next fiscal year. The multi-media program will include paid and bartered internet advertising on internet portals such as America Online, Yahoo and Lycos and websites whose operators are expected to execute cross marketing agreements with the Company. The Company will also launch a radio advertising campaign and enclose advertisements and coupons in the Innovative Medical Services Nutripure residential water filtration products.

The Company is projecting expenditures of approximately $1,000,000 for personnel, marketing, advertising, computer hardware and software, administrative and other expenses over the next twelve months. The Company anticipates funding these expenditures through loans or equity investment by Innovative Medical Services, operational revenues or additional sales of securities of the Company in private or public offerings. These funds are in addition to the $500,000 received from the sale of 1,000,000 shares of its common stock during the period of December 1999 through February 2000.

In December 1999, the Company purchased its HTML/ASP version website from its parent corporation, Innovative Medical Services for $1,000,000 of which $407,000 has been paid. HTML/ASP stands for Hyper Text Mark-up Language and Active Server Pages. These are the commonly used software for website design and operation. The balance of $593,000 is included in accounts payable. In addition, Innovative Medical Services agreed to create an XML version of the website on or before May 1, 2000 which it will sell to the Company for an additional $1,000,000. XML stands for Extensible Mark-up Language which is the most advanced software for website design and operation. The Company's Internet Fulfillment Services Agreement with Bergen Brunswig requires a new website programmed in XML. Payment of any amounts due to Innovative Medical Services will be deferred until such time that the payments can be made from revenues or additional equity investment without impairing the development of the Company's business.

Item 3. Description of Property

The Company's business is operated from the headquarters of IMS. IMS operates in a 10,000 square foot facility located in a light industrial/office park in El Cajon, California. This location houses all administrative, executive, sales, assembly, shipping and manufacturing functions for the IMS as well as the Company. IMS leases the space from an unaffiliated third party under a sixty-five month agreement commencing July 1, 1996. The monthly rental is $0.61 per square foot plus $0.08 per square foot for maintenance of common areas. There is also a fixed yearly increase of 4%. IMS has also signed an amendment to the lease to allow for an option to lease the building for an additional five years.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 10,000,000 shares of common stock outstanding as of March 21, 2000.


Title of Class    Name and Address               Amount and Nature      % of
                  of Beneficial Owner            of Beneficial Owner    Class

Common            Innovative Medical Services    8,000,000              80.4%
                  1725 Gillespie Way
                  El Cajon, CA 92020

     (b)  Security Ownership of Management

                      Name and Address(1)       Amount and Nature         % of
Title of Class        of Beneficial Owner       of Beneficial Owner       Class

Common                Michael Krall                      200,000           2.0%
                      Rodney Adler(2)                    350,000           3.5%
                      Mathew Kanter                      300,000           3.0%
                      Donna Singer                        75,000           0.75%
                      Gary Brownell                       75,000           0.75%
                      William Shewalter                  125,000           1.25%
                      Steven Nelson                       50,000           0.5%
                      Dennis Brovarone                    50,000           0.5%


                      All officers and Directors
                      as a Group (8 persons)          1,175,000           11.75%

(1) The address of the officers and directors is in care of the Company, 1725 Gillespie Way, El Cajon, California 92020.

(2) Includes 250,000 shares held by Adler Corporation Pty, Ltd., which Mr. Adler controls.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     (a)  Directors and Executive Officers


 Name                      Position                      First Year with Company

 Michael L. Krall          President, CEO & Director                        1999
 Donna Singer              Secretary and Director                           1999
 Gary Brownell             Chief Financial Officer                          1999
 Steven Nelson             V-P of Pharm. Info. & Director                   1999
 Rodney Adler              Director                                         1999
 Dennis Brovarone          Director                                         1999
 Mathew Kanter             Director                                         1999
 William Shewalter         Director                                         1999

Business Experience

RODNEY S. ADLER Rodney S. Adler served as CEO of FAI Insurances Limited for 11 years until the takeover of FAI by HIH Insurance Limited (HIH.AX). Mr. Adler remains a Director of FAI and is a Director of HIH. Mr. Adler is a Governor of The Sydney Institute, a Director of One.Tel Limited (ONE.AX), Chairman of Medicine Quantale Limited (MQL.AX), a Director of Anaconda Nickel (ANL.AX) and the Joint Chairman of Juvenile Diabetes Australia. Mr. Adler was appointed a Member of the Order of Australia for his service to the community and to the support of business and philanthropy. Mr. Adler holds a Bachelor of Commerce Degree from the University of New South Wales, a Master of Economics Degree from Macquarie University and is a Fellow of the Institute of Chartered Accountants in Australia. Mr. Adler is an Adjunct Professor in the Faculty of Business at the University of Technology Sydney, where he frequently lectures.

DR. STEVEN E. NELSON Dr. Steven E. Nelson has been practicing pharmacy for over 25 years, with an ongoing emphasis on nutritional supplementation and nutritional medicine. Dr. Nelson maintains a private practice of clinical wellness centers in Las Vegas, Nevada and Palm Springs, California in which he focuses on the clinical use of natural medicines. Previously, Dr. Nelson owned pharmacies and practiced pharmacy in many settings from retail and home health care to hospital environments, including specialties of oncology, ophthalmology, obstetrics and gynecology, surgery, pediatrics, general medicine and infectious disease. Dr. Nelson holds a Bachelor of Science, Pharmacy degree from the University of Wisconsin, a Doctor of Pharmacy degree from the University of Michigan and a PhD in Clinical Nutrition from Purdue. Dr. Nelson belongs to the International Association of Certified Clinical Nutritionists (IACCN) and is a Clinical Fellow of the British Institute of Homeopathy.

DENNIS BROVARONE Mr. Brovarone has been Securities Law Counsel and a Director of Innovative Medical Services since 1996. He has been practicing corporate and securities law since 1986 and as a solo practitioner since 1990. Since December 1997, Mr. Brovarone has served as the President and Chairman of the Board of Directors of Ethika Corporation, a publicly held, Mississippi corporation investment holding company with its office in Westminster, Colorado. Since January 1999 Mr. Brovarone has served as a Director of Elgrande.com, Inc., a publicly held Nevada corporation with offices is Vancouver, British Columbia. From January 1995 to March 1998 Mr. Brovarone served as President (Chairman) of the Board of Directors of The Community Involved Charter School, a four year old K-12 public school located in Lakewood, Colorado, operating under an independent charter and serving approximately 350 students in an individualized, experiential learning environment. Mr. Brovarone lives and works in Westminster, Colorado.

GARY W. BROWNELL Mr. Brownell has been the Chief Financial Officer and a Director of Innovative Medical Services since 1996. Mr. Brownell is a Certified Public Accountant in a private partnership practice. He is the partner in charge of taxes and municipal audits for his firm. Mr. Brownell graduated from San Diego State University in 1973 with a Bachelor of Science degree in accounting. He received his Certified Public Accountant designation in 1983. Mr. Brownell has been a partner in Brownell and Duffy since 1985.

MATTHEW D. KANTER Matthew D. Kanter has more than 20 years of experience in technology management and services. Mr. Kanter is the President of USi New York (NASDAQ: USIX) where he is responsible for all e-commerce and e-business services for the northeast region of USinternetworking, Inc. Until it was acquired by USi, Mr. Kanter served as President, CEO and Technical Director of Advanced Communication Resources (ACR), which delivers applications development and systems integration services to the financial services community in the Northeastern United States. Before joining ACR, Mr. Kanter was Manager of Technical Services at Simpson, Thacher and Bartlett, one of the largest law firms in the country. Mr. Kanter has also served as an independent consultant, and has in-depth expertise in databases and database architecture. Majoring in statistics and information systems, Mr. Kanter attended Baruch College in the City University of New York. He is a Microsoft Certified Systems Engineer, A Sybase Certified Instructor, and a Novell Certified Network Instructor.

MICHAEL L. KRALL Mr. Krall is the President, CEO and Chairman of the Board of Directors of Innovative Medical Services, a position he has held since 1993. He is responsible for the strategic planning, product development, and day-to-day operations of IMS. Previously, Mr. Krall was the President and CEO of Bettis-Krall Construction, Inc. a successful building-development company of custom homes and commercial property in San Diego County, California. He has also held numerous positions in general management in the hospitality industry. Mr. Krall attended Pepperdine University (economics, statistics mechanical engineering). He previously served 4 years in the United States Marine Corps and was elected, by general election, to a 4 year term on the Valle de Oro Planning Board. Mr. Krall lives in El Cajon, California with his wife, Connie and two children.

WILLIAM SHEWALTER Bill Shewalter has over 20 years of experience in finance, management and new business development, primarily in the real estate development industry. He is the Chief Operating Officer of The Goodman Company, a West Palm Beach, Florida - based Real Estate Management and Development Company. Mr. Shewalter has a Bachelor of Science Degree from Illinois State University, an MBA from Northwestern University and is a Certified Public Accountant.

DONNA SINGER Ms. Singer is the Executive Vice President of Innovative Medical Services. From 1996-1998 Ms. Singer served as Vice President of Operations for the Company. Ms. Singer is responsible for company operations, corporate communications, investor relations, marketing and sales. Previously, Ms. Singer served as the investor relations executive at Western Garnet International, a Toronto Stock Exchange mining company. Ms. Singer graduated from Gonzaga University with a Bachelor of Arts degree and lives with her husband in Lakeside, California.

Item 6.

(a) Executive Compensation Table

The Company has omitted the Executive Compensation Table as it has not paid any cash or non-cash compensation to any of its officers.

(b) Option/SAR Grants in Last Fiscal Year (Individual Grants):

     No options have been granted to date.

(c) Aggregated  Option/SAR Exercises and Option/SAR Values for last fiscal year:

    None

(d) Long-term Incentive Plans -- Awards in last fiscal year: None

The Company has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.

(e) Compensation of Directors

     1. Standard Arrangements: The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

     2.   Other Arrangements: There are no other arrangements.

(f) Employment Contracts, Termination of Employment, and Change-in-control Arrangements

The Company's executive officers do not work pursuant to written employment agreements or draw salaries. In the event compensation is to be paid at a future time, such compensation will be determined by the Board of Directors and are reviewed annually.


Item 7. Certain Relationships and Related Transactions

The Company's By-Laws include a provision regarding Related Party Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction.

The following shares were granted to the Officers and Directors upon the organization of the Company for their agreement to serve:

                      Name                               # of Shares
                      ----------------------------------------------
                      Michael Krall                          200,000
                      Rodney Adler                           100,000
                      Mathew Kanter                          100,000
                      Donna Singer                            75,000

                      Gary Brownell                           75,000
                      William Schewalter                      75,000
                      Steven Nelson                           50,000
                      Dennis Brovarone                        50,000

In December 1999, the Company purchased its HTML/ASP version website from its parent corporation, Innovative Medical Services for $1,000,000 of which $407,000 has been paid. The balance of $593,000 is included in accounts payable. In addition, Innovative Medical Services agreed to create a XML version of the website on or before May 1, 2000 which it will sell to the Company for an additional $1,000,000. Payment of any amounts due to Innovative Medical Services will be deferred until such time that the payments can be made from revenues or additional equity investment without impairing the development of the Company's business.


Item 8. Description of Securities

The authorized capital stock of Company consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock, the rights and preferences of which may be determined by the Board of Directors prior to issuance. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

     (a) Market Information

The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock. During December 1999 through February 2000, the Company sold 900,000 shares for $450,000 to nine accredited investors in a private placement of securities exempt from registration pursuant to Rule 504 of Regulation D. There are 19 holders of restricted securities as defined by Rule 144, none of which have not been held in excess of one year. The shares held by the affiliates may only be sold pursuant to Rule 144. The Company has not agreed to file any registration statements for its existing shareholders.

     (b) Holders

There are nineteen holders of the Company's Common Stock as of March 21, 2000.

     (c) Dividends

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

Item 2. Legal Proceedings: There are no legal proceedings to report.

Item 3. Changes in and Disagreements with Accountants: None

Item 4. Recent Sales of Unregistered Securities

During the past three years, the Company sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.

Date          Name                                   # of shares issued      Consideration (U.S. $)
----          ----                                   ------------------      ----------------------
12/06/99      Innovative Medical Services                8,000,0000                $8000.00
              Creative Corporate Solutions                  200,000                Services
              Michael Krall                                 200,000                Services
              Rodney Adler                                  100,000                Services
              Mathew Kanter                                 100,000                Services
              Donna Singer                                   75,000                Services
              Gary Brownell                                  75,000                Services
              William Schewalter                             25,000                Services
              Steven Nelson                                  50,000                Services
              Dennis Brovarone                               50,000                Services
              Eugene Peiser                                  25,000                Services
              Patrick Galuska                                25,000                Services
              James Pritsiolas                               25,000                Services
                                                            -------
                                        Total             9,000,000

12/28/99      James Pritsiolas                               50,000                 $25,000
12/31/99      Strang Mechanical Inc. Emp. Ret. Trust         50,000                 $25,000
12/31/99      Giltner B. Stevens                             50,000                 $25,000
01/05/00      Adler Corporation PTY, Ltd.                   250,000                $125,000
01/06/00      Albert Pick III                               100,000                 $50,000
01/06/00      William Shewalter                              50,000                 $25,000
01/26/00      FTP, Inc.                                     150,000                 $75,000
02/02/00      N. Herrick Irrev. Securities Trust             50,000                 $25,000
02/15/00      N. Herrick Irrev. Securities Trust             50,000                 $25,000
02/29/00      Mathew Kanter                                 200,000                $100,000
                                                            -------                --------
                                             Total        1,000,000                $500,000


The Company was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Company sold less than $1,000,000.00 worth of securities in the previous 12 month period and except for the Company's officers and directors, the purchasers were unaffiliated accredited investors. The Company relied upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 and the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.


Item 5.           Indemnification of Directors and Officers

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under
Article 11.

Nevada Revised Statutes Section 78.7502 provides for discretionary and mandatory indemnification of officers, directors, employees and agents as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding, except by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify the person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

Nevada Revised Statutes Section 78.751 requires authorization for discretionary indemnification; advancement of expenses and limitation on indemnification and advancement of expenses as follows:

1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a) By the stockholders;
     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The following financial statements are filed as part of this registration statement:


                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                                  NUTRIPURE.COM
                          (A DEVELOPMENT STAGE COMPANY)

                                February 29, 2000

                                 C O N T E N T S


                                                         Page
                                                         ----

Independent Auditors' Report                              1

Financial Statements

         Balance Sheet                                    2

         Statements of Operations                         3

         Statements of Stockholders' Equity               4

         Statements of Cash Flows                         5

Notes to Financial Statements                           6-10

                               MILLER AND MCCOLOM
                          CERTIFIED PUBLIC ACCOUNTANTS



                          Independent Auditors' Report


Board of Directors
NUTRIPURE.COM


     We have audited the accompanying balance sheet of Nutripure.com (a Development Stage Company) as of February 29, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period December 8, 1999 (inception) to February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nutripure.com (a Development Stage Company) as of February 29, 2000, and the results of its operations and its cash flows for the period December 8, 1999 (inception) to February 29, 2000, in conformity with generally accepted accounting principles.



                                                         /s/ Miller and McCollom


Denver, Colorado
March 7, 2000

2170 South Parker Road Suite 270 - Denver  Colorado  80231-303  745-2217
                                Fax 303 745-2265

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                                  Balance Sheet
                                February 29, 2000

                                     ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                 $      850
   Stock subscriptions receivable                               100,000

      Total current assets                                      100,850
                                                                -------
Property, plant and equipment
   Internet supersite                                         1,000,000
                                                              ---------

      Total property, plant and equipment                    $1,000,000
                                                              ---------
   Total assets                                              $1,100,850
                                                             ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable - related parties                         $ 593,400
                                                              ---------

STOCKHOLDERS' EQUITY (Note 4)
   Class A common stock, $0.001 par value; authorized
     10,00,000 shares, issued and outstanding                   509,000
   Accumulated deficit                                           (1,550)
                                                                 ------
     Total stockholders' equity                                 507,450
                                                                -------

Total liabilities and stockholders' equity                  $ 1,100,850
                                                            ===========

    The accompanying notes are an integral part of the financial statement.

                              NUTRIPURE.COM
                          (a Development Stage Company)
      For the Period December 8, 1999 (Inception) through February 29, 2000

Net sales                                                         $   -
Cost of sales                                                         -
                                                               --------
Gross profit                                                          -
                                                               --------
General and administrative expenses                               1,550
                                                               --------
Total operating costs                                             1,550
                                                               --------
Operating income (loss)                                          (1,550)
                                                               --------
Income (loss) before income taxes                                (1,550)

Federal and state income taxes                                        -
                                                               --------
Net income (loss)                                              $ (1,550)
                                                               --------

Net income (loss) per common share (basic)                     $    *
                                                               --------
Net income (loss) per common share (diluted)                   $    *
                                                               --------
Weighted average number of shares outstanding                 9,500,000
                                                              =========

* Less than ($.01)


     The accompanying notes are an integral part ofthe financial statement.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                        Statement of Stockholders' Equity
   For the Period from December 8, 1999 (inception) through February 29, 2000

                                                                           Accumulated
                                                                         Deficit during
                                                 Common Shares             development
                                          Shares              Amount          stage        Total
                                        ----------------------------    ----------------------------

Balance, beginning of period

Common shares issued:

Issuance of common stock                 8,000,000          $ 8,000          $   -          $ 8,000
  for cash on December 6, 1999
Issuance of common stock
  for services on December 6, 1999       1,000,000            1,000              -            1,000
Issuance of common stock
  for cash on December 28, 1999             50,000           25,000              -           25,000
Issuance of common stock
  for cash on December 31, 1999            100,000           50,000              -           50,000
Issuance of common stock
  for cash on January 5, 2000              250,000          125,000              -          125,000
Issuance of common stock
  for cash on January 6, 2000              150,000           75,000              -           75,000
Issuance of common stock
  for cash on January 26, 2000             150,000           75,000              -           75,000
Issuance of common stock
  for cash on February 2, 2000              50,000           25,000              -           25,000
Issuance of common stock
  for cash on February 15, 2000             50,000           25,000              -           25,000
Issuance of common stock
  for cash on February 29, 2000            100,000           50,000              -           50,000

Stock subscription (Note 8)                100,000           50,000              -           50,000

Net loss for period                              -                -         (1,550)          (1,550)
                                        ----------        ---------       --------        ---------
Balance, end of period                  10,000,000        $ 509,000       $ (1,550)       $ 507,450
                                        ==========        =========       ========        =========

The accompanying notes are an integral part of the financial statement.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                            Statements of Cash Flows
   For the Period from December 8, 1999 (inception) through February 29, 2000

Operating activities:
   Net loss                                                            $ (1,550)
   Stock issued for services                                              1,000

Changes in assets and liabilities

   Increase in accounts payable                                         593,400
                                                                     -----------
      Net cash provided by operations                                   592,850
                                                                     -----------
Investing activities
   Acquisition of property and equipment                             (1,000,000)
                                                                     -----------
      Net cash (used by) investing activities                        (1,000,000)
                                                                     -----------
Financing activities
   Issuance of common stock                                             408,000
   Offering costs                                                             -
                                                                        --------
     Net cash provided by financing activities                          408,000
                                                                        --------

Increase in cash                                                            850

Cash at beginning of period                                                   -
                                                                        --------
Cash at end of period                                                    $  850
                                                                        ========
Supplemental disclosure of cash flow information

   Cash paid during the period for

     Interest                                                             $   -
     Income taxes                                                         $   -

Supplemental schedule of noncash investing and financing activities

   Issuance of 1,000,000 shares of
    common stock for services                                           $ 1,000


    The accompanying notes are an integral part of the financial statements.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                          Notes to Financial Statements
                                February 29, 2000

Note 1 - Summary of Significant Accounting Policies

Organization and Business Activity

Nutripure.com was incorporated in the state of Nevada on December 8, 1999. The Company was formed as a wholly owned subsidiary of Innovative Medical Services
(IMS), a public company trading on NASDAQ under the symbol PURE. Nutripure.com is an e-commerce web supersite providing consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to products, the website offers comprehensive health and wellness information in an easy-to-access, intuitive reference format. The website will also present the IMS Nutripure line of water filtration systems. The Company is in the development stage as its operations principally involve internet sales and have not generated any revenue from these activities. On March 1, 2000, the Company launched its e-commerce web supersite.

Revenue Recognition

The Company will recognize revenue from product sales, net of any discounts, when the products are shipped to customers. Outbound shipping and handling charges will be included in net sales. The Company will provide an allowance for sales returns based on historical experience.

Intangible Assets

SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. No amortization expense has been recorded during the period ended February 29, 2000.

In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, Reporting on the Costs of Start-up Activities. SOP 98-5 is effective for the Company's fiscal year ending December 31, 1999. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company expensed $400 in organization during the period.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                          Notes to Financial Statements
                                February 29, 2000

Note 1 - Summary of Significant Accounting Policies

Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the carrying value of intangible assets and other long-lived assets will be reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will measure the amount of the impairment based on undiscounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using appropriate the customary assumptions and projections at the time.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Net Income (Loss) Per Common Share

The Company adopted FASB Statement No. 128, Earnings Per Share ("SFAS 128"), which is effective for periods ending after December 15, 1997. Entities that have only common stock outstanding are required to present basic earnings per share amounts. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. The Company has authorized and issued only common stock as of February 29, 2000.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                          Notes to Financial Statements
                                February 29, 2000

Note 2 - Property, Plant and Equipment

The following is a summary of property, plant, and equipment - at cost, net of amortization:

      Internet supersite                               $ 1,000,000

      Less:  accumulated amortization                            -
                                                       -----------
               Total                                   $ 1,000,000
                                                       ===========
Amortization expense charged to general and administrative expense for the period ended February 29, 2000, was $0.

Note 3 - Common Stock

On January 10, 2000, the Board of Directors of Innovative Medical Services voted to declare a dividend in kind of NUTRIPURE.com common stock. Holders of Innovative Medical Services Common Stock will receive one share of Nutripure.com common stock for each ten shares of Innovative Medical Services common stock held as of a record date to be specified. The distribution is expected to be taxable as a dividend to each stockholder of Innovative Medical Services on the date of distribution. Following the distribution, Innovative Medical Services expects that a public market will exist for the Nutripure.com common stock. The record date and distribution date for the dividend will promptly follow completion of the registration of Nutripure.com as a reporting issuer with the Securities and Exchange Commission.

Note 4 - Related Party Transactions

During the period ending February 29, 2000, the Company purchased a fully functional e-commerce internet supersite (HTML/ASP version) from its parent company Innovative Medical Services (IMS) for a purchase price of $1,000,000. The purchase agreement dated December 10, 1999, provided that IMS will sell to the Company, its right, title and interest in the website including various agreements with internet service providers, licensing agreements and fulfillment services agreement with Bergen Brunswig Corporation (BBC) (see Note 9). Additionally, IMS agreed to create a XML version of the website to meet BBC's requirements on or before May 1, 2000. The Company agreed to pay IMS sum of $1,000,000 upon completion and successfully re-launching the XML version. Of this amount $407,000 has been paid, the remaining $593,000 is included in accounts payable - related parties on the accompanying financial statements and as a corresponding inter-company accounts receivable on the books of IMS.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                          Notes to Financial Statements
                                February 29, 2000

Note 5 - Income Taxes

No provision for income taxes have been provided in the accompanying financial statement. The Corporation has a net operating loss carryforward of $1,550 which will expire in 2020. The tax benefit of the net operating loss carryforward has not been recognized due to the uncertainty of realization.

The net deferred tax asset due to loss carryforward is as follows:

                  Deferred tax asset          $ 233
                  Valuation allowance          (233)
                                              ------
                                               $  -
                                              ======

Note 6 - Basis of Presentation

The Company has no revenue from its e-commerce web supersite. It is the Company's intent to raise additional capital through private placements or public offerings of its equity securities and use the capital for development of its web supersite and advertising.

Note 7 - Uncertainty Due to the Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Note 8 - Stock Subscription Receivable

On March 3, 2000, the Company received $100,000 in cash as payment for its stock subscription.

                                  NUTRIPURE.COM
                          (a Development Stage Company)
                          Notes to Financial Statements
                                February 29, 2000

Note 9 - Fulfillment Services Agreement

Nutripure.com has a three-year internet fulfillment services agreement with Bergen Brunswig Corporation (Bergen Brunswig) whereby Bergen Brunswig will be the sole wholesaler for products sold on the Company's website. The contract provides for a monthly service fee in addition to a per item fulfillment fee to be paid to Bergen Brunswig by the Company. Nutripure.com will also pay a software and database license fee for the product images and ingredient database for all Bergen Brunswig products features on the website. The contract also stipulates a rebate program in which Bergen Brunswig will pay Nutripure.com quarterly rebates based on purchase volume. Nutripure.com has also entered into licensing agreements with Healthnotes and Utah Health Infomatics for third-party health resource content and personal profiling tools, respectively. (See Note 4.)

PART III

Item 1. Index to Exhibits

3.  (i)   Articles of Incorporation
    (ii)  By-laws
10.1 Internet Fulfillment Services Agreement dated December 21, 1999 (Certain sections omitted and filed under a Request for Confidential
          Treatment)
10.2 Purchase Agreement between Nutripure.com and Innovative Medical Services dated December 10, 1999
27        Finaicial Date Schedule

Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIPURE.COM.

By:  /s/MICHAEL L. KRALL
     -------------------
     Michael L. Krall, President,
     Chief Executive Officer, Director                    March 29, 2000

/s/ GARY BROWNELL
-----------------
Gary Brownell, Chief Financial Officer, Director          March 29, 2000

/s/ DONNA SINGER
----------------
Donna Singer, Secretary, Director                         March 29, 2000

/s/ RODNEY ADLER
----------------
Rodney Adler, Director                                    March 30, 2000

/s/ DENNIS BROVARONE
--------------------
Dennis Brovarone, Director                                March 29, 2000

/s/ MATHEW KANTER
-----------------
Mathew Kanter, Director                                   March 30, 2000

/s/ STEVEN NELSON
-----------------
Steven Nelson, Director                                   March 30, 2000

/s/ WILLIAM SCHEWALTER
-----------------------
William Schewalter, Director                              March 30, 2000